Via Facsimile and U.S. Mail
Mail Stop 6010

June 11, 2008

Ms. Christa Davies
Chief Financial Officer
Aon Corporation
200 E. Randolph Street
Chicago, IL   60601

Re: **Aon Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed on February 28, 2008
      File No. 001-07933

Dear Ms. Davies:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                            Sincerely,

                                            Joel Parker
                                            Accounting Branch Chief